TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD FILES TECHNICAL REPORT FOR THE CÔTÉ GOLD PROJECT

Toronto, Ontario, December 2, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces that the Company has filed a technical report titled "Technical Report on the Côté Gold Project, Ontario, Canada" (the "2021 Technical Report") prepared by SLR Consulting (Canada) Ltd. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), as reported in the Company's news releases dated October 18, 2021. The 2021 Technical Report is the current NI 43-101 technical report on Côté Gold, replacing prior filed technical reports, and includes a description of the Gosselin deposit initial mineral resources estimate.

The 2021 Technical Report can be found on the Company's website at www.iamgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.